NEOS ETF TRUST 485BPOS

Exhibit 99(d)(7)

AMENDED AND RESTATED SCHEDULE A

to the

ADVISORY AGREEMENT

between

FAITH INVESTOR SERVICES, LLC

and

NEOS ETF TRUST

Fund	Advisory Fee Rate	Effective Date
FIS Knights of Columbus Global Belief ETF	0.75% of the Fund's average daily net assets	June 15, 2023
FIS Christian Stock Fund	0.68% of the Fund’s average daily net assets	June 15, 2023
FIS Bright Portfolios Focused Equity ETF	0.65% of the Fund’s average daily net assets	December 19, 2024

IN WITNESS WHEREOF, the parties to this Agreement have executed and delivered this Agreement to be effective as of the dates indicated above and with effect upon commencement of investment operations for Funds with the notation above of “TBD.”

NEOS ETF TRUST

By:	/s/ Garrett Paolella
Name: Garrett Paolella
Title: President and Principal Executive Officer

FAITH INVESTOR SERVICES, LLC

By:	/s/ Michael J. Skillman
Name: Michael J. Skillman
Title: Chief Executive Officer